

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Craig McCaw
Chief Executive Officer
Colicity Inc.
2300 Carillon Point
Kirkland, WA 98033

> **Re: Colicity Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-252811**

Dear Mr. McCaw:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed February 12, 2021

Risk Factors, page 30

1. Please disclose section 9.3 of Exhibit 4.4 and the risks that provision presents to investors, including whether that provision applies to claims arising under the Securities Act, the Exchange Act or the rules and regulations thereunder. Ensure the exhibit is revised accordingly. Please also disclose whether there is uncertainty that a court would enforce that provision and any material impact the provision could have on an investor's ability to bring claims against you, such as increased costs to bring a claim and that such provision could discourage claims or limit an investor's ability to bring a claim in a judicial forum that they find favorable.

Craig McCaw
Colicity Inc.
February 17, 2021
Page 2

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David A. Sakowitz, Esq.